PROSPECTUS
(Subject to Completion) Issued July 18, 2014

10,000,000 Shares



INDEPENDENCE
CONTRACT DRILLING

Common Stock

Independence Contract Drilling, Inc. is offering 10,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "ICD," subject to official notice of issuance.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 14.

PRICE $ A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

(1) We refer you to "Underwriters (Conflicts of Interest)" beginning on page 105 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase up to 1,500,000 additional shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state regulators have not approved or disapproved of the securities described herein, or determined if the information contained in this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about , 2014 through the book-entry facilities of The Depository Trust Company.

Morgan Stanley   **RBC Capital Markets**   **Tudor, Pickering, Holt & Co.**

Canaccord Genuity   **Capital One Securities**   **Cowen and Company**

FBR   **IBERIA Capital Partners L.L.C.**   **Johnson Rice & Company L.L.C.**

, 2014

Scalable and Cost Effective Rig Construction Process. We designed our ShaleDriller™ rig to meet the most challenging technical needs of our customers, and we oversee all aspects of its construction and branding. We construct our rigs utilizing a network, modular manufacturing process. We select key outside vendors who manufacture major components and subassemblies of our rigs to our engineering designs and specifications, with oversight by our quality assurance and control staff. Our drilling crews are intimately involved in our rig construction process. The drilling crew that will operate the rig assembles, tests and commissions the rig, rigs it down and moves with the rig to its initial drilling operation. We believe our rig construction approach provides us with several key advantages including:

- Control over our ShaleDriller™ brand, including control over all design and equipment changes;

- Increased operational performance due to the seamless transition of our drilling rigs from construction to drilling;

- Enhanced crew training and reinforcement of our culture of personal performance, accountability and teamwork as the rig crews acquire valuable knowledge of our ShaleDriller™ rig throughout the rig construction process;

- The ability to stop or accelerate rig construction operations in response to market conditions without excessive financial or operational stress on us; and

- Significant savings compared to costs associated with purchasing, commissioning and fully outfitting a rig from a third-party manufacturer.

Strong Presence in Liquids-Rich Basins. All of our rigs are currently operating in the Permian Basin, which we believe provides the ideal "anchor" basin from which we can successfully grow and expand into other geographical areas. We have also operated in the Mid-Continent region and Eagle Ford Shale. We currently focus on these markets because they provide attractive economics for E&P companies, and we can support these operations logistically from our facilities in Houston, Texas. Each of these regions is experiencing growing demand for the type of premium drilling services that we provide through our technologically advanced fleet. We view the Permian Basin as an ideal "anchor" basin because of its existing infrastructure and high oil and liquids-rich natural gas content among multiple horizontal target horizons, or stacked formations, and the trend by Permian operators towards increased utilization of horizontal drilling techniques and pad drilling. We believe this production environment and the basin's ongoing transition from SCR and mechanical rigs to more advanced and efficient rigs provides excellent growth opportunities for the utilization of our pad-optimized ShaleDriller™ rig.

Management Experience and Industry Relationships. Our management team brings a successful track record of starting and building profitable drilling, oilfield services and equipment manufacturing businesses, managing high-growth public companies, and executing successful growth and acquisition strategies. We believe this management experience and related industry relationships have provided us with credibility to targeted E&P customers with significant investments and activity in our target markets. All of our eleven premium rigs are currently under contract with customers, and seven of our operating rigs are currently working under contracts that represent repeat business in which our customer has either renewed the contract or contracted a second rig.

Strong Balance Sheet with Financial Flexibility. As of March 31, 2014, on an as adjusted basis after giving effect to this offering and use of proceeds, we would have cash on hand of approximately $102.5 million and $78.8 million in availability under our $125 million revolving credit facility. We believe the cash on our balance sheet, cash flows from operations and borrowing capacity under our revolving credit facility will be sufficient to fund our near-term growth plan and construct up to seven additional rigs for completion during 2015.

Culture of Ownership Focused on Operational Excellence and Safety. We believe that we have assembled a highly motivated, experienced team of skilled employees with a focus on safety and operational excellence. We

The Offering

Common stock offered by us	10,000,000 shares.
Common stock to be outstanding after our initial public offering(1)	22,733,220 shares (or 24,233,220 shares, if the underwriters exercise in full the over-allotment option).
Over-allotment option offered by us	1,500,000 shares.
Use of proceeds	We expect to receive approximately $137.5 million of net proceeds from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
	We intend to use a portion of the net proceeds from this offering to repay outstanding amounts under our existing revolving credit facility. The remaining net proceeds will be used to finance the construction of additional drilling rigs and for working capital and general corporate purposes. Please read "Use of Proceeds."
Conflicts of Interest	A portion of the net proceeds from this offering will be used to repay borrowings under our revolving credit facility. Because an affiliate of Morgan Stanley & Co. LLC is a lender under our revolving credit facility and will receive over 5% of the net proceeds of this offering due to such repayment, Morgan Stanley & Co. LLC is deemed to have a "conflict of interest" under Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a result, this offering will be conducted in accordance with FINRA Rule 5121, which requires, among other things that a "qualified independent underwriter" has participated in the preparation of, and has exercised the usual standards of "due diligence" with respect to, the registration statement and this prospectus. RBC Capital Markets, LLC has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. See "Use of Proceeds" and "Underwriters (Conflicts of Interest)."
Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, our revolving credit facility places restrictions on our ability to pay cash dividends. Please read "Dividend Policy."

Directed share program .... The underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered by this prospectus for sale to our employees, executive officers, directors, director nominees, business associates and related persons who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read "Underwriters (Conflicts of Interest)."

Risk factors .... You should carefully read and consider the information set forth under the heading "Risk Factors" beginning on page 14 and all other information set forth in this prospectus before deciding to invest in our common stock.

Listing and trading symbol .... Our shares of common stock have been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "ICD," subject to official notice of issuance.

(1) The common stock to be outstanding after our initial public offering includes 335,320 shares of restricted common stock based on an assumed initial offering price equal to the midpoint of the price range presented on the cover page of this prospectus with an aggregate value of $5,029,800 to be issued by us to our officers and directors upon the consummation of this offering. The outstanding shares of common stock above excludes (a) 2,198,000 shares of common stock issuable upon the exercise of an outstanding warrant held by GES and (b) 2,841,575 shares of common stock reserved for issuance but unissued under our equity incentive plan, including options to purchase 963,196 shares of common stock issued thereunder and shares of common stock issuable upon grants pursuant to performance-based awards with an aggregate target value of $3,353,200 over a three-year performance period.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares of our common stock.

- weather conditions in the U.S.;

- the pace adopted by foreign governments for the exploration, development and production of their national reserves;

- the price of foreign imports of oil and gas;

- the overall supply and demand for oil and gas; and

- the development of alternate energy sources and the long-term effects of worldwide energy conservation measures.

Oil and natural gas prices have been volatile historically and, we believe, will continue to be so in the future. During 2009, oil and natural gas prices fell significantly below the levels seen in late 2008, and while oil prices have improved since 2009, natural gas prices have remained depressed. For example, the average closing price for the Cushing WTI Spot Oil Price for each calendar year since 2009 has ranged from $61.65/bbl to $97.91/bbl. The average closing price for the Henry Hub Natural Gas Spot Price for each calendar year since 2009 has ranged from $2.75/mcf to $4.48/mcf. Future declines and volatility in oil and gas prices could materially and adversely affect our business, results of operations, financial condition and growth strategy.

Oil and natural gas prices, and market expectations of potential changes in these prices, significantly impact the level of worldwide drilling and production services activities. Reduced demand for oil and natural gas generally results in lower prices for these commodities and may impact the economics of planned drilling projects and ongoing production projects, resulting in the curtailment, reduction, delay or postponement of such projects for an indeterminate period of time. When drilling and production activity and spending decline, both dayrates and utilization have also historically declined. Declines in oil and natural gas prices and the general economy could materially and adversely affect our business, results of operations, financial condition and growth strategy.

In addition, if oil and natural gas prices decline, companies that planned to finance exploration, development or production projects through the capital markets may be forced to curtail, reduce, postpone or delay drilling activities, and also may experience an inability to pay suppliers. Adverse conditions in the global economic environment could also impact our vendors' and suppliers' ability to meet obligations to provide materials and services in general. If any of the foregoing were to occur, it could have a material adverse effect on our business and financial results and our ability to timely and successfully implement our growth strategy.

Risks Related to our Business

Our limited operating history and growth of our business make it difficult to evaluate our business.

We were formed in November 2011. As a result, there is only limited historical financial and operating information available upon which to base your evaluation of our performance. In addition, the growth in our business to date and the expected continued growth and number of operating rigs will make historical performance less representative of performance in future periods.

A significant delay in the completion of the construction of our planned additional rigs in 2014 and 2015 could materially and adversely affect our ability to execute our growth strategy.

Following completion of this offering, we expect to have approximately $70.7 million in cash and $89.2 million of availability under our $125.0 million revolving credit facility available to us to fund our growth strategy. Our borrowing base under this revolving credit facility will increase upon each of our additional rigs placed into service and spudding of its initial well. Our growth strategy requires us to invest significant funds in the construction of new ShaleDriller™ rigs and the skilled crews and personnel necessary to operate these rigs. We also will be required to invest significant capital into our facilities and the corporate infrastructure and overhead necessary to operate and manage a publicly-traded company.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Purchasers of common stock in this offering will experience immediate and substantial dilution of $4.16 per share.

Based on the initial public offering price of $15.00 per share, which represents the midpoint of the price range presented on the cover of this prospectus, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $4.16 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31, 2014 after giving effect to this offering would be $10.84 per share. Please read "Dilution" on page 38 of this prospectus for a complete description of the calculation of net tangible book value.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

For the foreseeable future, we intend to retain earnings to grow our business. Payments of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. Our existing revolving credit agreement restricts, and any credit agreements or borrowing arrangements we enter into in the future may restrict, our ability to declare or pay cash dividends on our common stock.

Future issuances by us of common stock or convertible securities could lower our stock price and dilute your ownership in us.

We may issue additional shares of common stock or securities convertible into shares of our common stock in public offerings or privately negotiated transactions following this offering. As of March 31, 2014, we had outstanding 12,397,900 shares of common stock after giving effect to the 1.57-for-1 stock split in the form of stock dividend on July 24, 2014. We are currently authorized to issue up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock with terms designated by our board. The potential issuance of additional shares of common stock or convertible securities, including the exercise of stock options, and the exercise of the underwriters' option to purchase additional shares in this offering could lower the trading price of our common stock and may dilute your ownership interest in us.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

All of our directors and executive officers, and certain of our stockholders have entered into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders, upon the exercise of outstanding stock options or stock options granted in the future or by persons who acquire shares in this offering may cause the market price of our common stock to decrease significantly. The perception that such sales could occur could also depress the market price of our common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

Immediately following the completion of this offering, we will have outstanding an aggregate of 22,733,220 shares of common stock. Of these shares, (i) 10,000,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act ("Rule 144"); and (ii) 12,733,220 shares will be "restricted securities," as defined under Rule 144, and eligible for sale in the public market subject to the requirements of Rule 144. All of these restricted securities, as a result of the lock-up agreements and applicable securities laws, will become available for resale in the public market beginning 180 days after the date of this prospectus pursuant to our registration rights agreement and lock-up agreements with the underwriters, in each case and when permitted under Rule 144 or Rule 701 under the Securities Act ("Rule 701").

Subject to the completion of this offering, we have also reserved approximately 3.5 million shares of common stock for issuance under our equity compensation plans. See "Executive Compensation—2012 Omnibus Incentive Plan." Upon consummation of this offering, we expect to have 963,196 shares of common stock issuable upon exercise of outstanding options. In addition, we have outstanding a warrant to purchase 2,198,000 shares of our common stock at a current exercise price of $12.74 per share that may be exercised for restricted securities, which shares of common stock shall also be subject to the 180-day lock up described above.

Upon a request to release any shares subject to a lock-up, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

We have granted registration rights to substantially all of our existing stockholders under a registration rights agreement. Should these stockholders exercise these registration rights, the shares registered would be freely tradable in registered sales in the open market. See "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Registration Rights."

As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and at a price that we deem appropriate.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our 2012 Plan. See the information under the heading "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of this offering.

Future offerings of debt securities, which would rank senior to our common stock in the event of our liquidation, and future offerings of equity securities, which would dilute our existing stockholders or rank senior to our common stock, may adversely affect the market value of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes, convertible notes and classes of preferred stock. In the event of our liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing

USE OF PROCEEDS

We expect to receive approximately $137,500,000 million of net proceeds from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us (or approximately $158,425,000 million of net proceeds if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of $15.00 per share (the midpoint of the price range presented on the cover of this prospectus). We have granted the underwriters an option to purchase up to an aggregate of 1,500,000 additional shares of our common stock to the extent the underwriters sell more than 10,000,000 shares of common stock in this offering.

We intend to use a portion of the net proceeds from this offering to repay outstanding amounts under our existing revolving credit facility. The remaining net proceeds of $70.7 million will be used to finance the construction of additional drilling rigs and for working capital and general corporate purposes. An affiliate of Morgan Stanley & Co. LLC is a lender under our revolving credit facility and will receive a portion of the net proceeds of this offering. Accordingly, this offering is being made in compliance with FINRA Rule 5121. See "Underwriters (Conflicts of Interest)."

As of July 17, 2014, we had $68.5 million of outstanding borrowings under our revolving credit facility. Our revolving credit facility matures in February 2017 and bears interest at a variable rate, which was a weighted average of 5.2% at March 31, 2014, and we incur a commitment fee of 0.50% payable on the unborrowed committed amount. Outstanding borrowings under our revolving credit facility were incurred to construct ShaleDriller™ rigs, to fund working capital and for general corporate purposes. We may at any time reborrow amounts repaid under our revolving credit facility, and we expect to do so.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

- on an actual basis; and

- as adjusted to give effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share (the midpoint of the price range presented on the cover page of this prospectus) and the application of the net proceeds from this offering as set forth under "Use of Proceeds."

The share information on an actual and as adjusted basis also gives effect to a 1.57-for-1 stock split in the form of a stock dividend on July 24, 2014. This table should be read in conjunction with, and is qualified in its entirety by reference to, "Use of Proceeds" and our historical audited and unaudited financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of March 31, 2014	
	Actual	As Adjusted
	(In thousands, except number of shares and par value)	
Cash and cash equivalents[1]	$ 3,111	$102,514
Total long-term debt (including current maturities)[2]	38,097	—
Stockholders' equity:		
Preferred stock—$0.01 par value; 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock—$0.01 par value; 100,000,000 shares authorized, 12,464,625 issued, and 12,397,900 outstanding, actual; 100,000,000 shares authorized, 22,799,945 issued, and 22,733,220 outstanding, as adjusted[3]	124	227
Additional paid-in capital	153,169	290,566
Accumulated deficit	(10,826)	(10,826)
Less: Treasury shares, at cost, 66,725 shares	(746)	(746)
Total stockholders' equity	141,721	279,221
Total capitalization	$179,818	$279,221

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(1) As of July 17, 2014, we had cash and cash equivalents of $1.7 million.

(2) As of July 17, 2014, we had $68.5 million of outstanding borrowings under our revolving credit facility.

(3) As adjusted, includes 335,320 shares of restricted common stock (based on an assumed initial public offering price equal to the midpoint of the price range presented on the cover page of this prospectus) with an aggregate value of $5,029,800 to be issued by us to our officers and directors upon the consummation of this offering.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of March 31, 2014 was approximately $109.0 million, or $8.80 per share.

Net tangible book value per share is determined by dividing our net tangible book value by our shares of common stock that will be outstanding immediately prior to the closing of this offering and after giving effect to a 1.57-for-1 stock split in the form of a stock dividend on July 24, 2014. After giving effect to the sale of the shares in this offering and the receipt of the estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses payable by us), at an assumed initial public offering price of $15.00 per share (the midpoint of the price range presented on the cover of this prospectus) our as adjusted net tangible book value as of March 31, 2014 would have been approximately $246.5 million, or $10.84 per share after giving effect to the 1.57-for-1 stock split. This represents an immediate increase in the net tangible book value of $0.01 per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $4.16 per share, resulting from the difference between the offering price and the as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering after giving effect to the 1.57-for-1 stock split:

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of March 31, 2014	$8.80	
Increase in net tangible book value per share attributable to new investors in this offering	2.05	
As adjusted net tangible book value per share (after giving effect to this offering)		10.84
Dilution in net tangible book value per share to new investors in this offering		$ 4.16

The following table summarizes, on an adjusted basis as of March 31, 2014, (i) the total number of shares of common stock owned by the existing investors and to be owned by new investors at the initial public offering price of $15.00 per share and (ii) the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering, calculated before deduction of underwriting discounts, commissions and estimated offering expenses payable by us.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing investors	12,733,220	56%	$157,993,725	51.3%	$12.41
New investors in this offering	10,000,000	44	$150,000,000	48.7	15.00
Total	22,733,220	100%	$307,993,725	100%	13.55

The data in the table includes 335,320 shares of restricted common stock (based on an assumed initial public offering price equal to the midpoint of the price range presented on the cover page of this prospectus) with an aggregate value of $5,029,800 to be issued by us to our officers and directors upon the consummation of this offering, and excludes (1) 2,198,000 shares of common stock issuable upon the exercise of the GES Warrant, and (2) 2,841,575 shares of common stock reserved for issuance but unissued under our equity incentive plan, including options to purchase 963,196 shares of common stock issued thereunder, and shares of common stock issuable upon grants pursuant to performance-based awards with an aggregate target value of $3,353,200 over a three-year performance period. If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 11,500,000, or approximately 47% of the total number of shares of common stock.

of the same systems as our predecessor and inherited a large part of its general and administrative overhead structure, we have a substantially different business model and revenue base from which we construct drilling rigs for our own use and do not manufacture drilling rigs for sale. We do not intend to construct drilling rigs for sale to third parties at any time in the future, and we have not done so in any of our successor historical periods presented. During the period beginning January 1, 2012 through March 1, 2012, our predecessor generated $7.7 million of revenue, of which $5.8 million related to third-party rig sales and other activities that we have never conducted and do not intend to conduct. Our predecessor expensed rig construction costs, including overhead costs directly associated with the manufacture of rigs, as operating costs as incurred. We capitalize such costs as additions to our rig fleet during the construction period. Accordingly, we do not believe our accounting predecessor's historical financial information presented in this prospectus is indicative of the use of assets by us subsequent to their acquisition. During the period from January 1, 2012 through March 1, 2012, our predecessor recognized $5.8 million of revenue and $5.8 million of costs associated with the construction of rigs for sale to third parties. In addition, as part of the GES Transaction, GES paid us to provide to it certain transition services for a short period of time. We recognized $1.5 million in revenues in 2012 associated with these transition services. We received no revenues from these services since 2012 and do not expect to receive any revenues in the future from such services.

- *Increased Operating Costs Associated with Acceleration of Rig Construction.* We intend to utilize the proceeds from this offering and borrowings under our existing revolving credit facility to fund the construction of up to seven additional ShaleDriller™ rigs for completion in 2015, which will accelerate the growth of our drilling fleet. In addition to our rig crews who participate in our rig construction process, we also hire and train additional highly skilled spare crew personnel to work on our drilling rigs and eventually be assigned as permanent members of drilling crews. During the three months ended March 31, 2014, the total costs associated with these additional personnel were approximately $0.3 million, and during the fiscal year ended December 31, 2013, the total costs associated with these additional personnel were approximately $1.3 million. We expect to increase our investment in this program in 2014 and 2015 as we expand the pace at which we construct and introduce rigs into our fleet, which we believe will require incrementally greater investment in training additional rig personnel. These costs are included in our direct operating costs, but we analyze them separately and thus exclude them when calculating our operating cost per day metrics.

- *Increase in Warrant Derivative Liability.* In connection with the acquisition of our rig construction assets and intellectual property from GES in the GES Transaction, we issued the GES Warrant to purchase approximately 2.2 million shares of our common stock for an exercise price of $12.74 per share, which expires on March 2, 2015. The terms of the warrant contain an anti-dilution feature that provides for a reduction in the exercise price or number of shares if we issue shares of common stock for a price below the then-current warrant exercise price or if we issue new warrants or other convertible instruments with a lower exercise or conversion price. As a result of this feature, we account for the warrant as a liability that is recorded at fair value on each reporting date. Subsequent increases and decreases in the fair value of the GES Warrant are recorded as other expense or other income for the period, as applicable. We recorded a non-cash gain of approximately $3,000 during the first quarter of 2014 and a non-cash loss of $0.4 million during the first quarter of 2013, respectively. We recorded a non-cash gain of $1.0 million and $3.7 million for the years ended December 31, 2013 and December 31, 2012, respectively. The significant inputs used to calculate the fair value of the GES Warrant include the estimated share price on the valuation date, expected volatility, risk-free interest rate and management's assumptions regarding the likelihood of a future repricing of these warrants pursuant to the adjustment provision. On March 31, 2014, we estimated the fair value of the warrant to be $3.2 million. Assuming we had issued shares of our common stock at an initial price to the public of $15.00 per share on March 31, 2014, representing the midpoint of the price range presented on the cover of this prospectus, we estimate the fair value the warrant would have increased to $6.4 million, and we would have recognized $3.3 million of additional non-cash expense during the first quarter of 2014. If our initial price to the public was $1.00 higher or $1.00 lower, we estimate such additional non-cash expense that would have been required would be $5.0 million or $1.7 million, respectively.

rigs in various stages of construction during 2012. The expenditures were partially offset by the $17.1 million in cash we received as part of the GES Transaction and the $0.04 million we received from the sale of certain equipment during 2012.

During 2013, we spent $59.7 million on capital expenditures to fund the completion of three additional ShaleDriller™ rigs as well as began construction on two additional rigs, and to fund expansion our inventory of spare rigs equipment and spare tubular inventory. This amount was partially offset by the approximately $0.4 million we received from the sale of miscellaneous equipment during 2013. In the first quarter of 2014 we spent $12.4 million on capital expenditures to fund the completion of an additional ShaleDriller™ rig and to begin the construction of a second ShaleDriller™ rig scheduled to be completed in May 2014. This amount was partially offset by $0.5 million we received from the sale of certain assets in February 2014. In the first quarter of 2013 we spent $14.4 million on capital expenditures to fund the completion of a ShaleDriller™ rig and to begin the construction of a second ShaleDriller™ rig which was completed in May 2013. This amount was partially offset by $0.3 million we received from proceeds on the sale of assets.

Net Cash Provided by Financing Activities

During 2012, we received $98.4 million in net cash proceeds from our private placement in March 2012. These net proceeds were partially offset by repayments of debt and the repurchase of common stock. In May 2013, we entered into our revolving credit facility, and during 2013 we had cash flows from our borrowings under the revolving credit facility, net of repayments and deferred financing costs, of $18.6 million. In the first quarter of 2014, we had cash flows from our borrowings under the revolving credit facility, net of repayments and deferred financing costs, of $17.1 million. Net cash used for financing activities during the first quarter of 2013 was negligible as we did not enter into our credit facility until May 2013.

Future Liquidity Requirements

We expect our future capital and liquidity needs to be related to funding capital expenditures for new rigs, operating expenses, expansion of our critical spare and tubular goods inventories, working capital and general corporate purposes. Following completion of this offering, we plan to complete in 2014 the construction of our two rigs currently under construction and commence building up to an additional seven rigs for completion in 2015, assuming market conditions remain attractive for new construction, as well as fund capital expenditures associated with our inventory of critical spare parts and maintenance capital expenditures for our existing rigs. Historically, the average total "all in" capital expenditures incurred by us to construct a ShaleDriller™ rig fully equipped with a multi-directional walking system and bi-fuel system and deliver that rig fully equipped and ready to spud its first well has been approximately $18.8 million. This includes the cost of constructing the base rig, the purchase of all tubulars, crew housing and other assets and equipment typically purchased by a drilling contractor, all crew costs and direct labor associated with the construction of the rig and its full testing and commissioning, all overhead directly associated with the construction of the rig, capitalized interest and all applicable taxes and transportation costs associated with the rig's construction. Our tenth and eleventh rigs, scheduled for delivery in August 2014 and November 2014, respectively, are being equipped with 7500psi rated mud pumps and circulating systems. This increased pressure rating and capability is beneficial when drilling extended lateral length in horizontal wells that require use of mud mothers that are powered based upon hydraulic pressure provided by the drilling rig. These or other additional features will result in incremental costs per rig. We currently intend to include this feature in all of our future rigs.

We intend to fund these planned construction activities, as well as our operating expenses, working capital and other corporate expenses utilizing a portion of the net proceeds from this offering, borrowings under our revolving credit facility and cash flow from operations. We plan to utilize a portion of the proceeds from this offering to repay all outstanding amounts under our revolving credit facility, and following this repayment expect to have approximately $70.7 million in cash and $89.2 million available for borrowings under our $125.0 million revolving credit facility.

- Enhanced crew training and reinforcement of our culture of personal performance, accountability and teamwork as the rig crews acquire valuable knowledge of our ShaleDriller™ rig throughout the rig construction process;

- The ability to stop or accelerate rig construction operations in response to market conditions without excessive financial or operational stress on us; and

- Significant savings compared to costs associated with purchasing, commissioning and fully outfitting a rig from a third-party manufacturer.

Strong Presence in Liquids-Rich Basins. All of our rigs are currently operating in the Permian Basin, which we believe provides the ideal "anchor" basin from which we can successfully grow and expand into other geographical areas. We have also operated in the Mid-Continent region and Eagle Ford Shale. We currently focus on these markets because they provide attractive economics for E&P companies, and we can support these operations logistically from our facilities in Houston, Texas. Each of these regions is experiencing growing demand for the type of premium drilling services that we provide through our technologically advanced fleet. We view the Permian Basin as an ideal "anchor" basin because of its existing infrastructure and high oil and liquids-rich natural gas content among multiple horizontal target horizons, or stacked formations, and the trend by Permian operators towards increased utilization of horizontal drilling techniques and pad drilling. We believe this production environment and the basin's ongoing transition from SCR and mechanical rigs to more advanced and efficient rigs provides excellent growth opportunities for the utilization of our pad-optimized ShaleDriller™ rig.

Management Experience and Industry Relationships. Our management team brings a successful track record of starting and building profitable drilling, oilfield services and equipment manufacturing businesses, managing high-growth public companies, and executing successful growth and acquisition strategies. We believe this management experience and related industry relationships have provided us with credibility to targeted E&P customers with significant investments and activity in our target markets. All of our eleven premium rigs are currently under contract with customers, and seven of our operating rigs are currently working under contracts that represent repeat business in which our customer has either renewed the contract or contracted a second rig.

Strong Balance Sheet with Financial Flexibility. As of March 31, 2014, on an as adjusted basis after giving effect to this offering and use of proceeds, we would have cash on hand of approximately $102.5 million and $78.8 million in availability under our $125 million revolving credit facility. We believe the cash on our balance sheet, cash flows from operations and borrowing capacity under our revolving credit facility will be sufficient to fund our near-term growth plan and construct up to seven additional rigs for completion during 2015.

Culture of Ownership Focused on Operational Excellence and Safety. We believe that we have assembled a highly motivated, experienced team of skilled employees with a focus on safety and operational excellence. We believe our rig crews value the opportunity to work for a fast-growing premium contract driller under experienced leadership with new, modern drilling equipment. Our training encourages our rig crews to take ownership of their rigs beginning with their involvement in the construction process. We believe their in-depth knowledge of the rig and its capabilities allows them to immediately deliver superior value for our customers as soon as the rig begins operations in the field.

Our Business Strategy

Our principal business objectives are to profitably grow our business and increase stockholder value. We expect to achieve these objectives through the following strategies:

Continuing to Focus on Safety and Operational Efficiency. Our incentive compensation programs are designed to directly align all levels of our operations with our strategic goal of providing the highest level of service through a focus on safety and operational efficiency while maintaining a cost effective operating

Bonus Payments

During 2012 and 2013, we did not implement a bonus or incentive compensation program tied to any objective measure of performance. No bonuses were paid to our named executive officers relating to fiscal 2012 and all bonuses paid to our named executive officers relating to fiscal 2013 were entirely discretionary and based upon subjective factors. Bonuses paid to Messrs. Dunn, Jacob and Choyce exceeded the target levels provided for in each of their employment agreements by 150%. In determining the level of bonuses paid to our named executive officers relating to fiscal 2013, the material factors considered by our Compensation Committee and Board of Directors were (i) the significant improvement in the safety and efficiency of our operations, including significant reductions in our Total Recordable Incidence Rate ("TRIR") during 2013 and uptime performance, (ii) our success in obtaining longer-term contracts with new customers, (iii) the successful integration of our rig crews into our rig manufacturing process resulting in a significant reduction in fixed overhead costs and (iv) success in obtaining additional debt financing for the construction of our rigs.

With respect to 2014, the criteria established by our Board of Directors for the payment of 2014 bonuses and incentive compensation to our named executive officers includes safety (TRIR), revenue, gross margin, and Adjusted EBITDA, as well as a discretionary component based upon subjective factors to be considered by our Compensation Committee in its discretion. The following chart sets forth the specific entry, target and overachievement (OA) performance objectives and the relative weight of each performance measure established by us for the payment of 2014 bonuses and incentive compensation to Messrs. Dunn, Jacob and Choyce:

Bonus Criteria	Weighting	Criteria $000s (except TRIR)			Potential Payout Dunn ($000s)			Potential Payout Jacob ($000s)			Potential Payout Choyce ($000s)		
		Entry	Target	OA	Entry	Target	OA	Entry	Target	OA	Entry	Target	OA
Safety (TRIR) ...	15%	2	1.85	1.75	15.8	31.5	47.3	14.2	28.4	28.4	7.5	15.0	22.5
Revenue	15%	67,577	71,134	78,247	15.8	31.5	47.3	14.2	28.4	28.4	7.5	15.0	22.5
Gross Margin ...	15%	26,850	28,264	31,090	15.8	31.5	47.3	14.2	28.4	28.4	7.5	15.0	22.5
Adjusted EBITDA	15%	19,900	21,052	23,157	15.8	31.5	47.3	14.2	28.4	28.4	7.5	15.0	22.5
Discretionary ...	40%	n/a	n/a	n/a	42.0	84.0	126.0	37.8	75.6	113.4	20.0	40.0	60.0
Total	100%				105.2	210.0	315.2	94.6	189.2	227.0	50.0	100.0	150.0

As of June 15, 2014, the Company's TRIR performance on a trailing 12 month basis exceeded the OA performance levels set forth above.

Outstanding Equity Awards at 2013 Fiscal Year-End

The awards reported here reflect the restricted shares of our common stock and options to purchase our common stock that each named executive officer held as of December 31, 2013.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options, Unexercisable (#)	Number of Securities Underlying Unexercised Option, Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)[1]
Byron A. Dunn.	200,175	200,175	12.74	3/2/2022	35,325	529,875
Edward S. Jacob, III ...	0	119,320	12.74	2/2/2023	43,568	653,520
Philip A. Choyce	78,500	78,500	12.74	3/2/2022	13,083	196,245

(1) There was no public market for our common stock at December 31, 2013. We have estimated the market value of the unvested restricted stock awards based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range presented on the cover page of this prospectus.

Narrative to the Outstanding Equity Awards Table

Upon completion of our private placement in March 2012, we granted to each of Messrs. Dunn and Choyce restricted shares of our common stock and options to purchase our common stock. The restricted shares vested in one-third increments on December 31 of each of the years 2012, 2013 and 2014. The stock options vest in one-fourth increments upon closing of our private placement in March 2012 and on each of the following three anniversaries of such closing. The exercise price for stock options granted to Messrs. Dunn and Choyce equals the offering price per a share of common stock issued in our private placement in March 2012. The restricted stock and option awards will vest upon a change of control (as defined in the employment agreement) or if the executive is terminated without "cause" or leaves for "good reason" under the employment agreement (as hereinafter defined).

In connection with his employment with the Company in February 2013, Mr. Jacob was awarded restricted shares of our common stock and options to purchase our common stock. The restricted shares vest in one-quarter increments on December 31 of each of the years 2013, 2014, 2015 and 2016. The options granted to Mr. Jacob vest over four years in one-fourth increments on each anniversary of their date of grant. The exercise price for the options granted to Mr. Jacob equaled the offering price per share of common stock issued in our private placement in March 2012, which exceeded the Company's estimate of the fair market value of the Company's common stock on the date of grant.

We have not issued any equity-based awards since April 2013.

Under our 2012 Omnibus Plan, we currently have 1,256,000 shares authorized for issuance, of which only 15,700 are currently available for additional grant. Our board of directors has authorized an increase to the number of shares available under our 2012 Plan from 1,256,000 to approximately 3.5 million, which increase was approved by our stockholders subject to completion of this offering.

Upon completion of this offering we intend to award to our named executive officers shares of restricted stock aggregating $3,817,800 in value based on the initial public offering price. Accordingly, the number of shares issued will be determined based upon the offering price in this offering. The shares of restricted stock will vest in one-third increments on each anniversary of their date of grant. Assuming an offering price at the midpoint of the range, we would expect to issue an aggregate of 254,520 shares of restricted stock upon consummation of this offering to our named executive officers, consisting of 128,080, 63,120 and 63,320 shares to each of Messrs. Dunn, Jacob and Choyce, respectively.

In addition, upon completion of this offering, we also intend to grant to our named executive officers performance awards with an aggregate target value of $2,545,200, which would vest on the third anniversary of their grant date based upon the level of achievement of the applicable performance criteria. The value of the performance awards we expect to grant to each of Messrs. Dunn, Jacob and Choyce are $1,280,800, $631,200 and $633,200 respectively. We expect the performance criteria under these performance awards will be tied to total shareholder return and cumulative EBITDA over a three-year performance period.

Employment, Severance or Change in Control Agreements

We have entered into employment agreements with each of Messrs. Dunn, Jacob, Choyce and Brown. Under the terms of these employment agreements, Messrs. Dunn, Jacob, Choyce and Brown are currently paid annual salaries of $300,000, $270,000, $200,000 and $200,000 respectively, and are eligible to receive target bonuses, payable at the discretion of the board of directors, equal to 70%, 70%, 50% and 30%, respectively, of their annual salaries. Upon consummation of this initial public offering, we intend to increase the annual salaries paid to Messrs. Dunn, Jacob, Choyce and Brown to $464,000, $353,000, $319,000 and $216,000 respectively. We also intend to increase the target annual bonuses for Messrs. Dunn, Jacob, Choyce and Brown to 100%, 90%,

PRINCIPAL STOCKHOLDERS

The following table sets forth information, with respect to the beneficial ownership of our common stock immediately following this offering as of July 17, 2014 by (a) each director, (b) each executive officer, (c) each stockholder known by us to be the current beneficial owner of more than 5% of our common stock and (d) all of our executive officers and directors as a group, assuming that a total of 10,000,000 shares of our common stock will be issued in this offering at an offering price of $15.00 per share. As of June 23, 2014, there are approximately 19 holders of record of our common stock.

Name of Beneficial Owner	Number of Shares Beneficially Owned[(1)(2)]	Percent
Sprott Resource Corp.[(3)]	3,925,000	17.3%
4D Global Energy Advisors SAS[(4)]	1,962,500	8.6%
Lime Rock Partners III, L.P.[(5)]	4,317,500	19.0%
Global Energy Services Operating, LLC[(6)]	3,768,000	16.6%
Carey Trustees Limited as Trustee for the Alumbrera Trust[(7)]	1,570,000	6.9%
The Northwestern Mutual Life Insurance Company[(8)]	942,000	*
Thomas R. Bates, Jr.	7,850	*
Byron A. Dunn[(9)]	584,825	*
Arthur Einav[(10)]	—	*
Matthew D. Fitzgerald	7,850	*
Daniel F. McNease	7,850	*
Tighe Noonan[(11)]	—	*
Dave Brown[(12)]	141,300	*
Philip A. Choyce[(13)]	227,650	*
Edward S. Jacob, III[(14)]	87,920	*
Michael J. Harwell[(15)]	23,550	*
Chris Menefee[(16)]	30,092	*
All executive officers and directors as a group (11 persons)	1,118,887	

* less than 1%

(1) Unless otherwise indicated, the business address of each of the individuals holders is at Independence Contract Drilling, Inc., 11601 N. Galayda Street, Houston, Texas 77086.

(2) Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have, when footnoted below, included shares that the person has the right to acquire within 60 days after completion of this offering, including through the exercise of any option, warrant or other right or the conversion any security. We have also, when footnoted below, attributed shares to persons that have or share voting or dispositive power over shares. These shares, however, are not included in the computation of the percentage ownership of any other person. Excludes restricted shares of common stock and under performance-based awards to be granted to executive officers and directors upon the consummation of this offering based on the initial public offering price as described in this prospectus.

(3) Sprott Resource Corp. invests and operates through Sprott Resource Partnership ("Sprott") and is traded on the Toronto Stock Exchange under the ticker symbol SCP. Sprott's business address is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario M5J 2J2. Sprott is entitled to appoint a nominee to our board of directors so long as Sprott beneficially owns 10% of our issued and outstanding common stock. Mr. Einav, an executive officer of Sprott, currently serves as such director nominee. Mr. Einav expressly disclaims beneficial ownership over these shares, except to the extent of his pecuniary interest therein.

(4) 4D Global Energy Advisors SAS ("4D") is the management company of 4D Global Energy Investments plc and 4D Global Energy Capital Development Fund II plc. 4D's business address is 3rd Floor, IFSC House, Dublin 1, Ireland.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share. Following the completion of this offering, we will have outstanding 22,733,220 shares of common stock and no outstanding shares of preferred stock. We also issued the GES Warrant to purchase approximately 2.2 million shares of our common stock at an exercise price of $12.74 per share for a term that expires March 2, 2015.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive, Conversion, Redemption or Sinking Fund Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or any sinking fund provisions.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

Following the closing of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences and privileges of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company at a premium that a stockholder may consider favorable, which could adversely affect the price of our common stock. These provisions, summarized below, are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions,

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. Sales of a substantial number of shares of our common stock in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 22,733,220 shares of common stock. Of these shares, all of the 10,000,000 shares of common stock to be sold in this offering (or 11,500,000 shares, if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144. All remaining shares of common stock held by existing stockholders (consisting of 12,733,220 shares outstanding (including 460,005 unvested shares of restricted stock issued under our 2012 Plan), options to purchase 963,196 shares of our common stock and a warrant to purchase 2,198,000 shares held by GES) will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and will be eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- 12,733,220 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701; and

- 18,971 shares will be eligible for sale, upon exercise of vested options, on the date of this prospectus or prior to 180 days after the date of this prospectus.

- 589,143 shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Lock-up Agreements

We, all of our directors and executive officers, and certain of our stockholders, representing 12,733,220 shares in the aggregate upon the closing of this offering, have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. See "Underwriters (Conflicts of Interest)" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

UNDERWRITERS (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriter	Number of Shares
Morgan Stanley & Co. LLC	
RBC Capital Markets, LLC	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Canaccord Genuity Inc.	
Capital One Securities, Inc.	
Cowen and Company, LLC	
FBR Capital Markets & Co.	
IBERIA Capital Partners L.L.C.	
Johnson Rice & Company L.L.C.	
Total	10,000,000

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below. If an underwriter defaults, the underwriting agreements provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,500,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,500,000 shares of common stock.

	Per Share	Total	
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.0 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the NYSE under the trading symbol "ICD," subject to official notice of issuance.

We, all of our directors and the holders of all of our outstanding stock and stock options have agreed or will agree that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

- file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock other than a registration statement on Form S-8 with respect to our 2012 Plan described in this prospectus.

The lock-up restrictions described in the foregoing do not apply to our directors, officers and certain other of our stockholders with respect to:

- transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; *provided* that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

- transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) to the spouse, domestic partner, parent, child or grandchild (each, an "immediate family member") of the holder or to a trust formed for the benefit of an immediate family member,